                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Frisby Technologies, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title and Class of Securities)

                                    358743102
                                 (CUSIP Number)

                                NAME OF OFFICER:
                                 Chiara Servida
                           Finpart International S.A.
                               c/o Fin.part S.p.A.
                        51, Foro Buonaparte, 20121 Milan
                                      Italy

                                   +3902725501
          ------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 19, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              (Page 1 of 11 Pages)

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.  358743102                                         Page 2 of 10 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Finpart International S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Luxemburg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,716,327 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,716,327 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,716,327 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    23.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    CO
------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

                              (Page 2 of 11 Pages)

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.    358743102                                      Page 3 of 10 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fin.part S.p.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Italy
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    None (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    None (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO
------------------------------------------------------------------------------

                              (Page 3 of 11 Pages)


-----------------------------------------                                  ---------------------------------------------------------
          CUSIP No. 358743102                           13D                                   Page 4 of 10 Pages
------------------------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Gianluigi Facchini
------------------------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  |_|
                                                                                                        (b)  |_|
------------------------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                 OO (see Item 3)
------------------------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                PURSUANT TO ITEM 2(d) or 2(e)                                                                    |_|
------------------------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy
------------------------------------------------------------------------------------------------------------------------------------

                                7        SOLE VOTING POWER

                                         None (See Item 5)
                            -------------------------------------------------------------------------------------------------------

        NUMBER OF               8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       None
        OWNED BY            -------------------------------------------------------------------------------------------------------
          EACH
        REPORTING               9        SOLE DISPOSITIVE POWER
       PERSON WITH
                                         None (See Item 5)
                            -------------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
------------------------------------------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
------------------------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

------------------------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
------------------------------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                IN
------------------------------------------------------------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------------------------------------------------------------


                              (Page 4 of 11 Pages)

Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock of Frisby Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 3195 Centre Park Boulevard, Winston-Salem, North Carolina 27107.

Item 2.  Identity and Background.

         This Statement is filed by Finpart International S.A., a Luxemburg societe anonyme ("Finpart International"), with registered office in 25/A, Boulevard Royal, Luxemburg.

         Finpart International S.A. is a wholly-owned subsidiary of Fin.part S.p.A., a company (Societa per Azioni) organized under the laws of Italy with registered offices in 51, Foro Buonaparte, 20121 Milan, Italy, and listed on the Milan Stock Exchange. The Fin.part companies, led by Fin.part S.p.A., are active in the fashion business, and namely in haute-couture and high end ready-to-wear, casualwear and luxury textiles. Finpart International is not directly engaged in the above business, but it holds a controlling interest in Pepper Industries S.p.A., which in turn holds companies active in these areas.

         Fin.part S.p.A. is controlled through a 29.98% participation by Mr. Gianluigi Facchini, Italian citizen, domiciled in 51, Foro Buonaparte, 20121 Milan, Italy.

         Set forth in Schedule 1 attached hereto and incorporated herein by reference, are the names, principal occupation and citizenship of each executive officer and director of the filing parties. The business address of each of these individuals is the same as the filing party for which they are listed.

         During the last five years, none of Finpart International, Fin.part S.p.A. or Mr Gianluigi Facchini, or, to the best of their respective knowledge, any executive officer or director of Finpart International or Fin.part S.p.A., has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         The filing of this Schedule 13D is not an admission that any filing party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any Company shares other than those Company common shares over which the filing party has voting and dispositive power as reported herein. The filing of this Schedule 13D is not an admission or indication that any filing party has any interest in any securities held by any other person or persons other than securities held for their own account. The filing of this Schedule 13D is not an admission or indication of the existence of a "group" among any or all of the filing parties or among any or all of the filing parties and any or all of the other persons named as an officer, director, partner or other affiliate of any filing party, in each case within the meaning of Section 13(d)(3) of the Act. Finally, each filing party expressly disclaims responsibility to update this Schedule 13D on behalf of any other filing parties. Each filing party makes the statements contained herein only as to itself and

                              (Page 5 of 11 Pages)
has no responsibility for the accuracy or completeness of any statement made by any other filing parties.

Item 3.  Source and Amount of Funds or Other Consideration.

         Finpart International acquired the shares to which this statement relates as a result of a purchase in a private transaction of 1,716,327 shares of common stock in the Company previously held by Musi Investments S.A., for an aggregate consideration of USD $4,119,185. Finpart International obtained the funds used for such share purchase from Fin.part S.p.A., which in turn utilized its ordinary lines of credit granted by its bank lenders.

         Finpart International beneficially owns 1,716,327 Company common shares, or 23.3% of the total number of outstanding Company common shares.

Item 4.  Purpose of the Transaction.

         Finpart International holds the shares to which this Schedule 13D Statement relates in order to develop synergies between the innovative technologies which characterize the materials produced by the Company, and the wide range of casualwear clothing products realized by Pepper Industries S.p.A The latter, which is a wholly-owned subsidiary of Finpart International, is the holding company of other companies operating in the casualwear and sportswear sector with well known brands such as "Moncler" and "Henry Cotton's".

         Finpart International holds the shares to which this Statement relates for investment. Finpart International will review from time to time various factors relevant to its investment, including trading prices for Company common shares and conditions in the capital markets generally, developments in the Company's business, financial condition, results of operations and prospects, Finpart International's capital resources and other factors, and, based thereon, may pursue the possible acquisition of additional Company common shares in privately negotiated transactions, market purchases or otherwise, as well as one or more transactions relating to the Company, including a merger, consolidation or other form of business combination transaction. There can be no assurance that Finpart International will seek to propose or effect a transaction of a type referred to in this paragraph or, if so, as to the timing or terms thereof.

         Except as described above, as of the date of this Statement, Finpart International has no present plans or proposals of a type requiring disclosure under Item 4(b) of Schedule 13D. Finpart International reserves the right, however, to take such actions as it may determine to be appropriate in the future, including sales of Company common shares.

Item 5.  Interest in Securities of the Issuer.


         (a)  Aggregate number of Company common shares outstanding:               7,356,709
              Number of Company common shares owned by Finpart International:      1,716,327
              Percent beneficially owned by Finpart International:                     23.3%

         (b) Finpart International has sole power to vote and dispose of the 1,716,327 Company common shares to which this statement relates.

                              (Page 6 of 11 Pages)

         (c)    Not applicable.

         (d)    Not applicable.

         (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Finpart International is a party to the Third Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of November 19, 2001, by and between the Company, Jeffry D. Frisby, Gregory S. Frisby, MUSI Investments S.A., and Finpart International. The Stockholders Agreement sets out provisions regarding the transfer of the securities, purchases of additional securities, and voting rights. A copy of the Stockholders Agreement providing these rights is filed as Exhibit 2 hereto and is incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement dated as of November 26, 2001 by and among the reporting Persons.

2. Third Amended and Restated Stockholders Agreement, dated as of November 19, 2001.


                              (Page 7 of 11 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Finpart International S.A.

November 26, 2001

                            FINPART INTERNATIONAL S.A.


                            By:
                               ----------------------------------------
                            Title: Managing Director

                            FIN.PART S.p.A.


                            By:
                               ----------------------------------------
                            Title: Managing Director

                            MR. GIANLUIGI FACCHINI


                            -------------------------------------------








                              (Page 8 of 11 Pages)

                                                                      Schedule 1

Item 2:  Identity and Background

         The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Finpart International and Fin.part S.p.A


Finpart International S.A.
--------------------------
Name                                Citizenship               Present Principal Occupation or Employment
----                                -----------               ------------------------------------------

Gianluigi Facchini                  Italian                   Managing Director
Rubino Mensch                       Swiss                     Managing Director
Christelle Ferry                    French                    Director
Emilia Tonelli                      Swiss                     Director
Luxembourg Corporation
      Company S.A.                  Luxemburg                 Director

Fin.part S.p.A.
---------------

Name                                Citizenship               Present Principal Occupation or Employment
----                                -----------               ------------------------------------------

Gianluigi Facchini                  Italian                   Chairman and Managing Director
Paola M. Rosaria Del Curto          Italian                   Director
Michele Carpaneda                   Italian                   Director
Marco Destefanis                    Italian                   Director
Giuseppe Lazzaroni                  Italian                   Director
Ubaldo Livolsi                      Italian                   Director

                              (Page 9 of 11 Pages)

                                  EXHIBIT INDEX

No.      Description
---      -----------

1. Joint Filing Agreement dated as of November 26, 2001 by and among the Reporting Persons.
2. Third Amended and Restated Stockholders Agreement, dated as of November 19, 2001.


                             (Page 10 of 11 Pages)